Exhibit 99.1

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A.

CNPJ nº 20.512.706/0001-40 NIRE 42.300.047.520

CVM Registered – No. 02705-7

MATERIAL FACT

VITRU BRASIL EMPREENDIMENTOS, PARTICIPAÇÕES E COMÉRCIO S.A. ("Company" or “Vitru Brazil”), in compliance with the provisions of Law no. 6. 404, of December 15, 1976, as amended, and the regulations of the Brazilian Securities and Exchange Commission ("CVM"), particularly with the provisions of the CVM Resolution No. 44, of August 23, 2021, as amended, and in addition to the Material Facts previously disclosed on September 5, 2023, and April 19, 2024, hereby informs the market in general that, on this date, the corporate reorganization process that resulted in the reverse merger of Vitru Limited (Nasdaq: VTRU) into the Company ("Merger") has closed.

As a result of the closing of the Merger and subject to the terms and conditions approved by the shareholders of the Company and Vitru Limited, as applicable, on April 19, 2024 ("Merger EGM" and "Vitru Limited EGM", respectively), the ordinary, book-entry shares with no par value issued by the Company (“Company Shares”) are now held by the shareholders of Vitru Limited, who received 4 (four) Company Shares for every 1 (one) common share issued by Vitru Limited that they held, upon completion of the applicable election forms during the election period and compliance with the other applicable requirements. Shareholders of Vitru Limited who did not validly express their election and/or did not take other measures necessary to directly receive the Company Shares were allocated, for each common share of Vitru Limited held by them, 4 (four) American Depositary Shares ("ADSs") of the Company, represented by American Depositary Receipts ("ADRs"), each ADS representing 1 (one) Company Share. The last day of trading of the common shares of Vitru Limited on Nasdaq was June 6, 2024. The ADRs are not listed on any stock exchange.

In addition, as approved at the Merger EGM, the temporary sponsored ADR program ("ADR Program") established by the Company will remain active for a period of 60 (sixty) days from this date, ending, therefore, on August 6, 2024. During this period, holders of ADSs may choose to cancel their ADSs and receive the underlying Company Shares. Upon the expiration of the ADR Program, the depositary institution will cease the services related to the ADSs, selling the Company Shares underlying the ADSs held by investors who have not cancelled them and distributing any resulting proceeds to the respective investors, less any expenses incurred.

Finally, in connection with the Merger, the Company also announces that, as of June 10, 2024, the Company's Shares will begin trading in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão, under the trading name "VITRUEDUCA" and the ticker "VTRU3".

Under the terms of the applicable regulations, the Company will keep its shareholders and the market in general informed of any relevant developments on the above topics.

Florianópolis, June 7, 2024.

William Victor Kendrick de Matos Silva

Chief Executive, Financial and Investor Relations Officer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Additional Information

This communication is being made in respect of the corporate restructuring of Vitru and Vitru Brazil. In connection with the proposed transaction, Vitru Brazil has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 and a Prospectus of Vitru Brazil. Vitru Brazil may also file other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS

ARE URGED TO READ THE FORM F-4 AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the Prospectus as well as other filings containing information about Vitru Brazil and the proposed transaction are available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru Cayman’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru Cayman’s and Vitru Brazil’s securities, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru Cayman’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru Cayman nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Contact:

D.F. King & Co., Inc., Information Agent for the Merger
48 Wall Street, 22nd Floor
New York, NY 10005
Banks & Brokers May Call: +1 (212) 269-5550
All Others Call Toll-Free: +1 (866) 416-0553
Local U.S. Number for International Callers: +1 (212) 257-2516
Email: vitru@dfking.com